EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

We, Samuel A. Kovnat, Chief Executive Officer, and David D. Cryer, Chief Financial Officer, of Flight Safety Technologies, Inc. (the "Company"), certify, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report on Form 10-KSB of the Company for the fiscal year ended May 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

September 6, 2006   By: /s/ Samuel A. Kovnat
                                           Samuel A. Kovnat
                                           Its Chief Executive Officer

September 6, 2006   By: /s/ David D. Cryer
                                           David D. Cryer
                                           Its Chief Financial Officer